FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____ Form 40 F X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

Material Change Report dated December 4, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: December 4, 2007	By:	/s/ Peter Barnes
Name

	Its:	President and Chief Executive Officer
(Title)

FORM 51-102F3

     MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”)
666 Burrard Street, Suite 3150
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

December 3, 2007

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on December 3, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Silver Wheaton announced that it has been advised by Goldcorp Inc. (“Goldcorp”) that the silver production estimates for both the Peñasquito Project and Luismin’s San Dimas operations have been recently updated as part of Goldcorp’s annual budgeting process.

Silver production at the Peñasquito Project attributable to Silver Wheaton is now expected to approximate 560,000 ounces, 2,600,000 ounces, 5,100,000 ounces and 6,000,000 ounces, respectively, in 2008, 2009, 2010 and 2011.

The silver production increase at Luismin’s San Dimas operations in Mexico, originally scheduled for 2009, has now been deferred to 2010. Expected production levels at San Dimas are now expected to be 7 million ounces in 2008, 8 million ounces in 2009, increasing to 12 million ounces in 2010 and thereafter. This compares to previous guidance of 7 million ounces in 2008 increasing to 13 million ounces in 2009 and thereafter.

5.	Full Description of Material Change

Silver Wheaton announced that it has been advised by Goldcorp Inc. that the silver production estimates for both the Peñasquito Project and Luismin’s San Dimas operations have been recently updated as part of Goldcorp’s annual budgeting process.

PEÑASQUITO

The mine plan for the Peñasquito Project has been revised to reflect exploration success reported in Goldcorp’s updated resource and reserve report of July 2007. As a result,

Goldcorp has decided to construct a larger mill than previously contemplated, increasing annual production levels by 30% and ramping up production faster than previously projected. Average annual silver production attributable to Silver Wheaton is expected to approximate 7.8 million ounces, a 44% increase compared with the 2006 feasibility study. Life-of-mine silver production attributable to Silver Wheaton has increased to 140 million ounces, representing a 52% increase over the June 2006 Feasibility Study levels.

Silver production at the Peñasquito Project attributable to Silver Wheaton is now expected to approximate 560,000 ounces, 2,600,000 ounces, 5,100,000 ounces and 6,000,000 ounces, respectively, in 2008, 2009, 2010 and 2011.

LUISMIN

Silver Wheaton has been advised by Goldcorp that the production increase at Luismin’s San Dimas operations in Mexico, originally scheduled for 2009, has now been deferred to 2010. Expected production levels at San Dimas are now expected to be 7 million ounces in 2008, 8 million ounces in 2009, increasing to 12 million ounces in 2010 and thereafter. This compares to previous guidance of 7 million ounces in 2008 increasing to 13 million ounces in 2009 and thereafter.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this material change report.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Peter Barnes, President and Chief Executive Officer of Silver Wheaton Corp. at (604) 684-9648.

9.	Date of Report

December 4, 2007.